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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  7

Name of Issuer:  Anacomp, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  032371106

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

          Felix Kozodoy, Magten Asset Management Corp.,
            35 E. 21st St., New York, New York 10010

     (Date of Event which Requires Filing of this Statement)

                        January 18, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 032371106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Magten Asset Management Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         O

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

             -0-

8.  Shared Voting Power:

         3,329,346

9.  Sole Dispositive Power:

             -0-

10. Shared Dispositive Power:

         4,267,289

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         4,267,289

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                2



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13. Percent of Class Represented by Amount in Row (11)

         30.2%

14. Type of Reporting Person

         IA, CO














































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CUSIP No.: 032371106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Talton R. Embry

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         O

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

           84,169

8.  Shared Voting Power:

         3,329,346

9.  Sole Dispositive Power:

           84,169

10. Shared Dispositive Power:

         4,267,289

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         4,351,458

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         30.8%

14. Type of Reporting Person

         IN














































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    The Schedule 13D was initially filed on June 13, 1996
    (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a Delaware corporation ("Magten"), with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten, and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The
    Schedule 13D is hereby amended by this Amendment No. 7 as follows:

Item 5.  Interest in Securities of the Issuer.

    Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

    (a) Magten has beneficial ownership of an aggregate 4,267,289 shares of Common Stock of the Company. Magten may be deemed to be the beneficial owner of 30.2% of a total of the 14,118,437 shares of Common Stock reported by the Company as outstanding as of July 31, 1999. All of these shares of Common Stock are beneficially owned by investment advisory clients of Magten (collectively, the "Investment Advisory Shares"). Magten has shared voting power (with its investment advisory clients and Embry) with respect to 3,329,346 of the shares of Common Stock owned by these clients and shared dispositive power (with its investment advisory clients and Embry) with respect to the 4,267,289 shares of Common Stock owned by these clients.

         Magten may be deemed to be the beneficial owner of the Investment Advisory Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this
         Schedule 13D shall not be construed as an admission that it is the beneficial owner of the Investment Advisory Shares.

    (b) Embry, as sole stockholder and a Managing Director of Magten, may be deemed to beneficially own all the shares of Common Stock beneficially owned by Magten, as described in Item 5(a) above.

         Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten including himself (the "Pension Trusts"), also has sole voting and dispositive power with respect to 81,557 shares of Common Stock owned by such trusts (collectively, the "Pension Trust Shares").




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         Embry, has sole voting and dispositive power with
         respect to 2,612 shares of Common Stock held by his minor children (collectively, the "Family Shares").

         The shares described in Item 5(a) as beneficially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate 4,351,458 shares of Common Stock and constitute approximately 30.8% of the 14,118,437 shares of Common Stock disclosed by the Company as outstanding.

         Pursuant to Rule 13d-4, Embry hereby declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts), the Family Shares or the Family Trust Shares.

    (c) On January 12, 2000 and January 18, 2000, Magten distributed in kind 2,752 and 75,388 shares, respectively, of the Company's Common Stock to one of its investment advisory clients.

    (d) The beneficial owners of the Investment Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The following investment advisory clients of Magten have such an interest with respect to more than five percent of the shares of Common Stock:
         General Motors Employees Domestic Group Pension Trust, Bankers Trust as Trustee for the Hughes Master Retirement Trust and Los Angeles Fire and Police Pension Systems - Fund 2525. The beneficiaries of the Pension Trusts, the Family Trusts, Embry's wife and Embry's minor children have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares, the Family Trust Shares, and the Family Shares, respectively.

    (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits


         Exhibit A:  Joint Filing agreement.





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         Signatures

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                               MAGTEN ASSET MANAGEMENT CORP.

                               By:  /s/ Talton R. Embry
                                 _____________________________
                                   Talton R. Embry
                                   Managing Director


                                  /s/ Talton R. Embry
                                  ____________________________
                                  Talton R. Embry


January 28, 2000



























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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Amendment to

Schedule 13D dated January 28, 2000 relating to the Common

Stock of Anacomp, Inc. shall be filed on behalf of the

undersigned.

                                 MAGTEN ASSET MANAGEMENT CORP.

                               By:  /s/ Talton R. Embry
                                 _____________________________
                                    Talton R. Embry
                                    Managing Director


                               By:  /s/ Talton R. Embry
                                  ____________________________
                                     Talton R. Embry


January 28, 2000























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01651001.AR4